ING LOGO AMERICAS US Legal Services
J. Neil McMurdie Counsel (860) 723-2229 Fax: (860) 723-2216
January 21, 2004
Securities and Exchange Commission 450 Fifth Street, N.W. Washington, DC 20549
Attention: Jeff Foor
Re:

Security Life Separate Account L1
Security Life of Denver Insurance Company
Withdrawal of Post-Effective Amendment Nos. 7 and 8 to Registration Statement on Form N-6
Prospectus Title: Asset Portfolio Manager Variable Universal Life Insurance Policy
File Nos.: 333-50278 and 811-08292

Ladies and Gentlemen:

On December 29, 2003, the above-named Registrant and Depositor filed, pursuant to Rule 485(b)(1)(iii) of the Securities Act of 1933 (the "33 Act"), Post-Effective Amendment No. 8 to the Registration Statement on Form N-6 to prevent Post-Effective Amendment No. 7 which was filed pursuant to Rule 485(a) of the 33 Act on October 30, 2003, from going effective. Post-Effective Amendment No. 7 was filed in order to add certain guaranteed minimum death benefits to the above-referenced variable universal life insurance policy. We hereby respectfully request withdrawal of such Post-Effective Amendments No. 7 and 8 pursuant to Rule 477 under the 33 Act, because the Registrant and Depositor have decided not to proceed with offering the guaranteed minimum death benefits at this time.

Should you have any questions concerning this submission, please call me at 860-723-2229. Thank you for your consideration. Sincerely, /s/ J. Neil McMurdie J. Neil McMurdie

Hartford Site 151 Farmington Avenue, TS31 Hartford, CT 06156-8975	ING North America Insurance Corporation